UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)   *

MI Developments Inc.
(Name of Issuer)
Class A Subordinate Voting Shares
(Title of Class of Securities)
55304X104
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 41 Pages
Exhibit Index Found on Page 30

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 483,630
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 483,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,630
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 375,575
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 375,575
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,479,438
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,479,438
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,479,438
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Farallon Capital (AM) Investors, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,073
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,073
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,073
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Daniel J. Hirsch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Davide Leone [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Douglas M. MacMahon [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Stephen L. Millham
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**  The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Thomas F. Steyer
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS John R. Warren
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 41 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 41 Pages

This Amendment No. 12 to Schedule 13D amends the Schedule 13D initially filed on May 11, 2006 (together with all prior and current amendments thereto, this “Schedule 13D”).

Item 2.     Identity and Background

Item 2 is amended and restated in its entirety as follows:

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Class A Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Class A Shares held by it;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Class A Shares held by it;

(iv)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Class A Shares held by it; and

(v)	Farallon Capital (AM) Investors, L.P., a Delaware limited partnership (“FCAMI”), with respect to the Class A Shares held by it.

FCP, FCIP, FCIP II, FCOI II and FCAMI are together referred to herein as the “Farallon Funds.”

                The Farallon General Partner

(vi)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of each of the Farallon Funds, with respect to the Class A Shares held by each of the Farallon Funds.

The Farallon Managing Members

(vii)
The following persons, each of whom is, or with respect to Leone and MacMahon (each as defined below) was, a managing member of the Farallon General Partner, with respect to the Class A Shares held by the Farallon Funds:  Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), Monica R. Landry (“Landry”), Davide Leone (“Leone”), Michael G. Linn (“Linn”), Douglas M. MacMahon (“MacMahon”), Stephen L. Millham (“Millham”), Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), Andrew J. M. Spokes (“Spokes”), Thomas F. Steyer (“Steyer”), John R. Warren (“Warren”) and Mark C. Wehrly (“Wehrly”).

Page 21 of 41 Pages

Fried, Hirsch, Landry, Leone, Linn, MacMahon, Millham, Patel, Roberts, Spokes, Steyer, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

This Schedule 13D reports that effective as of January 31, 2011, in connection with their respective resignations as managing members of the Farallon General Partner, each of Leone and MacMahon may no longer be deemed a beneficial owner of the Class A Shares beneficially owned by such entity.  Unless the context otherwise requires, any reference to the “Farallon Individual Reporting Persons” or the “Reporting Persons” shall not include Leone or MacMahon.

By virtue of the Support Agreement, the Agreement Regarding Arrangement and/or the Release (each as described below), if the Reporting Persons were deemed to be members of a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with 445 (as defined below), an entity indirectly controlled by the Stronach Trust or its affiliates, and/or the other shareholders of the Company listed on Schedule A of the Support Agreement that have executed the Support Agreement or a support agreement with terms similar to those of the Support Agreement (such shareholders, collectively, the “Other Shareholders”), the Reporting Persons could be deemed to have become owners of the Class A Shares and/or the Class B Voting Shares of the Company (the “Class B Shares”) beneficially owned by such entities and persons.  To the extent 445, the Stronach Trust or their affiliates and the Other Shareholders consider themselves a group with the Reporting Persons, such entities and persons are solely responsible for the information contained in their separate filings on Schedule 13D, if any.  See Item 5 for additional information regarding the Class A Shares or Class B Shares which such entities or persons may be deemed to beneficially own.  The filing of this amendment to Schedule 13D shall not be construed as an admission that any Reporting Person is a member of such a group with any such entity or person, and the Reporting Persons disclaim beneficial ownership of any securities beneficially owned by such entities and persons.

(b)           The address of the principal business office of (i) the Farallon Funds and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds.  The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 22 of 41 Pages

(f)           The citizenship of each of the Farallon Funds and the Farallon General Partner is set forth above.  Each of the Farallon Individual Reporting Persons, other than Leone and Spokes, is a citizen of the United States.  Leone is a citizen of Italy.  Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

                Item 4.     Purpose of Transaction

Item 4 is supplemented and updated as follows:

As disclosed by the Company in its Form 6-K filed with the Securities and Exchange Commission on February 1, 2011 (the “Company 6-K”), the Company, the Stronach Trust and 445327 Ontario Limited, an entity controlled by the Stronach Trust (“445”), executed an Arrangement Agreement dated January 31, 2011 (the “Arrangement Agreement”).  Pursuant to the Arrangement Agreement and the Plan of Arrangement contemplated thereby and a form of which is attached thereto (the “Plan of Arrangement”), and as more fully described therein and in the Company 6-K, the Company proposes to effect a reorganization in connection with which: (i) the Company will cancel all 363,414 Class B Shares held by 445; (ii) the Company will transfer to a corporation controlled by 445 the Company’s horseracing, gaming and certain real estate development and other assets and liabilities and US$20 million of working capital as of January 1, 2011; (iii) the Company will purchase all remaining Class B Shares for consideration consisting of 1.2 Class A Shares for each Class B Share; and (iv) upon the effective date under the Plan of Arrangement (the “Effective Date”), the Company and certain related parties and officers and directors of the Company will be released from all claims up to and including the Effective Date.

On January 31, 2011, in connection with (a) the Support Agreement entered into by certain of the Reporting Persons with 445 on December 22, 2010 (the “Support Agreement”) and (b) the Arrangement Agreement, certain of the Reporting Persons, as holders of the Class A Shares reported herein, entered into an Agreement Regarding Arrangement (the “Agreement Regarding Arrangement”) with the Company, the Stronach Trust and 445.  Pursuant to the Agreement Regarding Arrangement, among other things: (i) the Company, the Stronach Trust and 445 agreed with the Reporting Persons signatory thereto to comply with certain provisions of the Arrangement Agreement; (ii) the Reporting Persons signatory thereto agreed not to exercise certain termination rights under the Support Agreement provided that the executed versions of the definitive Arrangement Agreement, the Plan of Arrangement and certain other agreements referenced therein are substantially in the form of drafts previously reviewed by such Reporting Persons; (iii) the Company agreed to reimburse the Reporting Persons signatory thereto for certain legal expenses; and (iv) the Reporting Persons signatory thereto agreed with 445 to not, from the date of the Agreement Regarding Arrangement until 180 days after the Effective Time, enter into any other agreement with any other shareholder of the Company relating to the way in which such Reporting Persons will exercise or not exercise their voting rights respecting shares of the Company, subject to certain conditions.  This summary of the Agreement Regarding Arrangement is qualified in its entirety by the full terms and conditions of the Agreement Regarding Arrangement attached hereto as Exhibit 16, which exhibit is incorporated by reference herein.

Page 23 of 41 Pages

Pursuant to a release executed on January 31, 2011 by certain of the Reporting Persons (the “Release”), such Reporting Persons agreed to irrevocably and unconditionally release the Company, the Stronach Trust, 445 and Frank Stronach, as well as their affiliates, directors and officers, trustees, beneficiaries, shareholders and legal representatives, among others, from certain claims which the releasing parties had or have up to and including the Effective Date.  This summary of the Release is qualified in its entirety by the full terms and conditions of the Release attached hereto as Exhibit 17, which exhibit is incorporated by reference herein.

The reference above to the Support Agreement is qualified in its entirety by the full terms and conditions of the Support Agreement attached as Exhibit 12 to the Schedule 13D filed by the Reporting Persons on December 23, 2010, which exhibit is incorporated by reference herein.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Class A Shares, each Reporting Person at any time and from time to time may acquire additional Class A Shares or other securities of the Company or, subject to the terms of the Support Agreement, transfer or dispose of any or all of its Class A Shares depending upon an ongoing evaluation of the investment in the Class A Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.  No Reporting Person has made a determination regarding a maximum or minimum number of Class A Shares or other securities of the Company which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Persons may engage in communications regarding the Company with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more potential participants in the transactions contemplated by the Support Agreement and/or the Arrangement Agreement.  Such communications may concern, without limitation, the transactions contemplated by the Support Agreement and/or the Arrangement Agreement, the Company’s operations, structure, potential reorganization plan(s) and financial relationships with Company affiliates, as well as any other potential strategies to maximize shareholder value.

                 Item 5.    Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

The Farallon Funds

(a), (b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 46,160,564 Class A Shares outstanding as of September 30, 2010, as reported by the Company in its Form 6-K filed with the Securities and Exchange Commission on December 14, 2010.

(c)	There have been no purchases or sales of Class A Shares by the Farallon Funds since the filing of the prior Schedule 13D.

Page 24 of 41 Pages

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon General Partner

(a), (b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a), (b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	As of January 31, 2011, each of Leone and MacMahon may no longer be deemed a beneficial owner of any Class A Shares.

The Class A Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds.  The Farallon General Partner, as general partner of the Farallon Funds, may be deemed to be a beneficial owner of all such Class A Shares owned by the Farallon Funds.  The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Class A Shares owned by the Farallon Funds.  Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Class A Shares.

Page 25 of 41 Pages

In addition, if by virtue of the Support Agreement, the Agreement Regarding Arrangement and/or the Release, the Reporting Persons were deemed to be a “group” with 445, the Stronach Trust or their affiliates and the Other Shareholders within the meaning of Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons would be deemed to beneficially own the Class A Shares and/or Class B Shares owned by such entities and persons.  Based on publicly available information, the Reporting Persons believe the Stronach Trust and its affiliates beneficially own approximately 50,000 Class A Shares and 383,414 Class B Shares and that the Stronach Trust, Frank Stronach and their affiliates or associates may beneficially own certain other Class A Shares or Class B Shares.  Based on information provided by the Other Shareholders, the Reporting Persons believe the Other Shareholders beneficially own an aggregate of approximately 20,736,444 Class A Shares and that the Other Shareholders may beneficially own certain other Class A Shares or Class B Shares.  The Reporting Persons have no financial interest in, and no voting or dispositive power with respect to, any securities beneficially owned by 445, the Stronach Trust or their affiliates and/or the Other Shareholders, and disclaim beneficial ownership of any securities beneficially owned by such entities and persons.

        Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and restated in its entirety as follows:

Except for the Support Agreement, the Agreement Regarding Arrangement and the Release and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                 Item 7.    Materials to be Filed as Exhibits

There is filed herewith as Exhibit 15 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Exchange Act.  There is filed herewith as Exhibit 16 the Agreement Regarding Arrangement.  There is filed herewith as Exhibit 17 the Release.

Page 26 of 41 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2011

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Richard B. Fried, Daniel J. Hirsch, Davide Leone, Michael G. Linn, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, Thomas F. Steyer, John R. Warren and Mark C. Wehrly

The Power of Attorney executed by each of Fried, MacMahon, Millham, Patel, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference.  The Power of Attorney executed by Hirsch authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 6, 2009 by such Reporting Person with respect to the Common Stock of Town Sports International Holdings, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Leone authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 18 to the Schedule 13D filed with the Securities and Exchange Commission on October 23, 2009 by such Reporting Person with respect to the Common Stock of CapitalSource Inc., is hereby incorporated by reference.  The Power of Attorney executed by Roberts authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 2 to the Schedule 13G filed with the Securities and Exchange Commission on April 23, 2010 by such Reporting Person with respect to the Common Stock of Energy Partners, Ltd., is hereby incorporated by reference.  The Power of Attorney executed by Linn authorizing Landry to sign and file this Schedule 13D on his

Page 27 of 41 Pages

behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 8, 2010 by such Reporting Person with respect to the Common Stock of Hudson Pacific Properties, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Warren authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 11 to the Schedule 13D filed with the Securities and Exchange Commission on January 11, 2011 by such Reporting Person with respect to the Common Stock of MI Developments Inc., is hereby incorporated by reference.

Page 28 of 41 Pages

ANNEX 1

Set forth below with respect to the Farallon General Partner is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Farallon General Partner is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)
Managing Members:  Thomas F. Steyer, Senior Managing Member; Andrew J. M. Spokes, Co-Senior Managing Member; Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Michael G. Linn, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

2.	Managing Members of the Farallon General Partner

(a)
Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Michael G. Linn, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, Thomas F. Steyer, Gregory S. Swart, John R. Warren and Mark C. Wehrly.

(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)
The principal occupation of Thomas F. Steyer is serving as senior managing member of the Farallon General Partner.  The principal occupation of Andrew J.M. Spokes is serving as co-senior managing member of the Farallon General Partner.  The principal occupation of each other managing member of the Farallon General Partner is serving as a managing member of the Farallon General Partner.

(d)
Each of the managing members of the Farallon General Partner, other than Andrew J. M. Spokes and Gregory S. Swart, is a citizen of the United States.  Andrew J. M. Spokes is a citizen of the United Kingdom.  Gregory S. Swart is a citizen of New Zealand.

None of the managing members of the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 29 of 41 Pages

EXHIBIT INDEX

EXHIBIT 15	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 16	Agreement Regarding Arrangement
EXHIBIT 17	Release

Page 30 of 41 Pages

EXHIBIT 15
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  February 3, 2011

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Richard B. Fried, Daniel J. Hirsch, Davide Leone, Michael G. Linn, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, Thomas F. Steyer, John R. Warren and Mark C. Wehrly

Page 31 of 41 Pages

EXHIBIT 16
to
SCHEDULE 13D

AGREEMENT REGARDING ARRANGEMENT

Reference is made to (a) the support agreement (the "Support Agreement") entered into among certain shareholders (each an "Initiating Shareholder", and collectively the "Initiating Shareholders") of MI Developments Inc. ("MID") and 445327 Ontario Limited ("445") between December 20, 2010 and December 22, 2010 pursuant to which such parties agreed to cause their Class A Shares and Class B Shares to be voted in favour of the Arrangement Resolution, subject to the terms and conditions of such agreement and (b) the arrangement agreement (the "Arrangement Agreement") dated the date hereof among MID, 445 and the Stronach Trust.  Capitalized terms used but not otherwise defined herein shall have the meanings set out in the Arrangement Agreement.

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are acknowledged, each of the Initiating Shareholders, MID, 445 and the Stronach Trust agree as follows:

1. Each Initiating Shareholder (in respect of itself only and based solely on its own review and not on any representations or advice from any other Initiating Shareholder) acknowledges and agrees that it has reviewed drafts of the definitive documents for the Arrangement dated January 29, 2011 (the "Draft Documents") (being the Arrangement Agreement, the Plan of Arrangement in the form attached to the Arrangement Agreement, the Transfer Agreement in the form attached to the Arrangement Agreement and this Agreement) and that it shall not exercise any right of termination pursuant to sections 5(a) or 5(b) of the Support Agreement provided that the executed versions of such definitive documents are substantially in the form of the Draft Documents.

2. On the Effective Date and conditional on the closing of the Arrangement, MID shall reimburse the Initiating Shareholders (which for greater certainty excludes 445, whose fees shall be reimbursed in accordance with section 6.3 of the Arrangement Agreement) for or, as applicable, pay on their behalf: (a) their reasonable legal and advisory fees incurred and to be incurred in connection with the Arrangement (to the extent that such fees have not already been paid by MID pursuant to the letter agreement dated January 28, 2011), excluding, for greater certainty, fees in connection with any enforcement proceedings taken pursuant to section 7, and (b) their reasonable legal and advisory fees paid to Voorheis & Co. LLP ("Voorheis") and Thornton Grout Finnigan LLP prior to the date of the Support Agreement in connection with their investment in MID up to an aggregate maximum of US$1,000,000 for all Initiating Shareholders for all such fees.  The Initiating Shareholders, through Voorheis or a Designated Person (as defined below), shall provide MID with the amount of and payment instructions for the fees to be reimbursed pursuant to this section 2, together with copies of the applicable invoices, at least three Business Days prior to the expected Effective Date (and MID shall provide Voorheis or the Designated Person, as applicable, with at least seven Business Days notice of the expected Effective Date).  The payment of the amount of fees to be reimbursed pursuant to this section 2 by MID in accordance with the payment instructions provided by Voorheis or the Designated Person, as applicable, shall satisfy and fully discharge MID's reimbursement obligations pursuant to this section 2.

Page 32 of 41 Pages

3. MID agrees with the Initiating Shareholders (a) that it will comply with its obligations under sections 2.1, 2.2, 2.8, 4.3(a) and 4.3(c) of the Arrangement Agreement, (b) not to extend the Outside Date or the time for the performance of any of the obligations or other acts of the parties to the Arrangement Agreement without the prior approval of the Initiating Shareholders, (c) not to amend the Arrangement Agreement, the Plan of Arrangement, the Transfer Agreement or the Releases, or waive compliance with any of the agreements of the parties to the Arrangement Agreement or with any conditions to its own obligations, in each case in a manner that is adverse to the Initiating Shareholders in a material respect, without the prior approval of the Initiating Shareholders, and (d) not to terminate the Arrangement Agreement pursuant to section 6.1(a) of the Arrangement Agreement without the prior approval of the Initiating Shareholders.  MID shall permit Blake, Cassels & Graydon LLP to review and comment on the Circular, all documents sent with the Circular, all documents filed with the Court in connection with the Interim Order and the Final Order and any amendments thereto, recognizing that whether or not such comments are ultimately included will be determined by MID, acting reasonably.

4. Each of 445 and the Stronach Trust agrees with the Initiating Shareholders that it will comply with its obligations under sections 2.1, 2.8, 4.3(a) and 4.3(c) of the Arrangement Agreement, as applicable, other than as may be consented to by the Initiating Shareholders.

5. The parties acknowledge and agree that an award of money damages would be inadequate for any breach of section 3 or 4 of this Agreement by MID, 445 or the Stronach Trust, as applicable, and any such breach would cause the Initiating Shareholders irreparable harm.  Accordingly, the parties agree that, in the event of any breach or threatened breach of sections 3 or 4 of this Agreement by MID, 445 or the Stronach Trust, as applicable, the Initiating Holders will be entitled, without the requirement of posting a bond or other security, to remedies of injunctive relief and specific performance.  Such remedies shall be the exclusive remedies for any breach of sections 3 or 4 of this Agreement or the Arrangement Agreement by MID, 445 or the Stronach Trust, as applicable.  Notwithstanding the foregoing, this section 5 shall not preclude the Initiating Shareholders from bringing any action in the name and on behalf of MID under section 246 of the Business Corporations Act (Ontario) or any successor provision to enforce the Arrangement Agreement.

6. In taking any actions to provide their consent under section 3 or 4 of this Agreement, the Initiating Shareholders shall act solely through a person designated by Initiating Shareholders holding more than 50% of the aggregate Class A Shares held by the Initiating Shareholders (the "Designated Person").  In respect of any consent of the Initiating Shareholders requested pursuant to section 3 or 4, the Designated Person shall not provide such consent without obtaining the approval or consent of Initiating Shareholders holding more than 50% of the aggregate Class A Shares held by the Initiating Shareholders , and MID, 445 and the Stronach Trust shall be permitted to rely on any consent provided by the Designated Person and shall not be obligated to deal with a multiplicity of Initiating Shareholders.  Any consent provided by the Designated Person shall be binding upon all Initiating Shareholders as if made by each of them directly.  If a Designated Person does not respond to a request for approval or consent on behalf of the Initiating Shareholders within seven days of the request, the approval or consent of the Initiating Shareholders for the applicable matter shall be deemed to have been given.

Page 33 of 41 Pages

7. No Initiating Shareholder may seek to enforce section 3 or 4 of this Agreement unless such enforcement has been approved by Initiating Shareholders holding more than 50% of the aggregate Class A Shares held by the Initiating Shareholders.

8. Notwithstanding Section 3(b) of Schedule B to the Support Agreement, 445’s voting of its Class B Shares of MID on the resolution for the election of the persons nominated by the Initiating Shareholders to be directors of MID shall be governed by this Agreement and not by Section 3(b) of Schedule B to the Support Agreement. 445 may vote its Class B Shares of MID on the resolution for the election of the persons nominated by the Initiating Shareholders to become directors of MID at the Effective Time (which shall be a separate resolution from the resolution to approve the Plan of Arrangement) and 445 shall not, directly or indirectly, nominate or vote for the election of any other persons to become directors of MID at the Effective Time.

9. MID represents and warrants to and in favour of each of the Initiating Shareholders as follows and acknowledges that each of the Initiating Shareholders is relying on such representations and warranties in entering into this Agreement:

(a)
MID has filed with all applicable Governmental Entities true and complete copies of all documents that MID is required by applicable Securities Laws to file therewith.  Such documents, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each such document at the time filed complied in all material respects with the requirements of applicable Securities Laws.

(b)
Since September 30, 2010, there have been no amendments to the Magna Leases (excluding any Magna Leases identified in the disclosure letter dated the date hereof) outside of the ordinary course of business that would result in a material adverse change to the income or value of the Real Estate Business.  "Magna Leases" means the real property leases between MID or any of its Subsidiaries, on the one hand, and Magna International Inc. or any of its Subsidiaries, on the other hand.

(c)
Since December 22, 2010, MID and its Subsidiaries have not entered into any transaction or series of related transactions with 445, the Trust, the directors or officers of MID or of any of its Subsidiaries, or any of their Affiliates or immediate family members, with a value in excess of $2 million, other than (i) as publicly disclosed prior to the date hereof or as disclosed in the disclosure letter dated the date hereof, (ii) pursuant to the Pre-Arrangement Reorganization or the Arrangement Agreement, (iii) transactions solely between MID and any of its Subsidiaries or solely between Subsidiaries of MID, or (iv) transactions in respect of the Racing and Gaming Business or the Development Properties (for greater certainty, any funding by MID or its Subsidiaries (other than Raceco and its Subsidiaries or the Development Property Companies) of the Racing and Gaming Business or the Development Properties shall be subject to section 4.1 of the Arrangement Agreement).

Page 34 of 41 Pages

10. MID shall give prompt notice to Blake, Cassels & Graydon LLP of the occurrence of any event which would cause any representation or warranty in section 9 of this Agreement to be untrue or inaccurate in any material respect at the Effective Time.  If any of the representations and warranties in section 9 of this Agreement shall not be true and correct in all material respects at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, or a certificate dated the Effective Date to that effect shall not have been delivered by MID, the Designated Person may elect to require MID, 445 and the Trust to not close the Arrangement and to terminate the Arrangement Agreement.  No such election may be made if (a) Initiating Shareholders holding 10% or more of the aggregate Class A Shares held by the Initiating Shareholders had knowledge of the applicable breach or inaccuracy of the representation or warranty on the date hereof, (b) the Initiating Shareholders had previously consented (in the manner contemplated by section 6) to the matter giving rise to such breach or inaccuracy or (c) in the case of a breach or inaccuracy of the representation and warranty in section 9(c) of this Agreement, such breach has been cured by 445 or the Trust.  In making the election pursuant to this section 10, the Initiating Shareholders shall act solely through the Designated Person.  The Designated Person shall not make such election without first obtaining the written approval of (a) Initiating Shareholders holding in excess of 50% of the Class A Shares held by the Initiating Shareholders and (b) holders of Class A Shares holding more than 33-1/3% of the outstanding Class A Shares immediately prior to making such election, and MID shall be permitted to rely on any election provided by the Designated Person and shall not be obligated to deal with a multiplicity of Initiating Shareholders.  Any election made by the Designated Person with such prior written approval shall be binding upon all Initiating Shareholders as if made by each of them directly.  The election contemplated by this section shall be the Initiating Shareholders' sole remedy arising under this Agreement for any breach or inaccuracy of the representations and warranties in section 9 of this Agreement.

11. As soon as reasonably available, MID shall provide to Blake, Cassels & Graydon LLP statements disclosing (a) the cash position of MID, (b) indebtedness of MID for borrowed money and (c) the rental revenue from the Real Estate Business, in each case as at and for the year ended December 31, 2010, the three-months ended March 31, 2011 and for each calendar month thereafter until the Effective Date.  Such statements shall be reviewed by the auditors of MID prior to delivery to Blake, Cassels & Graydon LLP.

12. MID shall provide Blake, Cassels & Graydon LLP with a copy of (a) all notices provided or received by it pursuant to the Arrangement Agreement, (b) all amendments to the Arrangement Agreement and (c) all waivers provided or received by it pursuant to the Arrangement Agreement.

13. Each Initiating Shareholder covenants in favour of 445 that it will not at any time on or after the date of this Agreement and before 180 days after the Effective Time enter into any agreement or arrangement (other than this Agreement) with any other shareholder of MID relating in any way to the manner in which it will exercise or not exercise its voting rights respecting shares of MID (otherwise than in favour of the Plan of Arrangement) unless such agreement or arrangement is entered into in response to an event, action or matter that arises after the Effective Time and was not contemplated or anticipated by the Initiating Shareholders before the Effective Time.

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14. If any Initiating Shareholder, alone or together with one or more persons with whom such Initiating Shareholder does not deal at arm's length for the purposes of the Income Tax Act (Canada), is, or prior to the Effective Time becomes, the beneficial owner of 10% or more of the issued and outstanding Class A Shares or 10% or more of the issued and outstanding Class B Shares, then such Initiating Shareholder shall not dispose of any of its shares of MID before the Effective Time to a person who is not related to such Initiating Shareholder for the purposes of the Income Tax Act (Canada) or to a partnership.

15. MacKenzie Financial Corporation ("MFC"), being one of the Initiating Shareholders, shall cause those of its funds on behalf of which MFC signed the Support Agreement which are corporations not to acquire any additional Class A Shares and Class B Shares before the Effective Date either directly or indirectly by way of options, swaps, future or forward contracts, hedging contracts or similar transactions.

16. This Agreement is an agreement between each Initiating Shareholder and MID, 445 and the Stronach Trust, and no Initiating Shareholder has an agreement with any other Initiating Shareholder and no Initiating Shareholder may enforce this Agreement against any other Initiating Shareholder.  Only MID, 445 or the Stronach Trust may enforce this Agreement against an Initiating Shareholder.  Each Initiating Shareholder confirms that in negotiating and executing this Agreement it did not intend and did not become a "group" (as defined in Rule 13d of the United States Securities Exchange Act of 1934) with any other Initiating Shareholder with respect to the matters contemplated herein.  This Agreement may not be amended without the written consent of holders of a majority of the Class A Shares held by all Initiating Shareholders.  This Agreement is not intended to confer on any person other than the parties any rights or remedies.

17. Each Initiating Shareholder and 445 confirms and agrees that the Support Agreement remains in full force and effect, subject to this Agreement.

18. This Agreement shall be governed by the laws of the Province of Ontario and shall take effect upon the execution and delivery of this Agreement or a counterpart hereof by each of the Initiating Shareholders.  For purposes of the enforcement of this Agreement and the Arrangement Agreement, the parties hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

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DATED the 31st day of January, 2011.

MI DEVELOPMENTS INC.
By:	/s/ Don Cameron
Name: Don Cameron
Title: Chief Operating Officer
/s/ Rocco Liscio
Name: Rocco Liscio
Title: Executive Vice-President and Chief Financial Officer
445327 ONTARIO LIMITED
By:	/s/ Belinda Stronach
Name: Belinda Stronach
Title: President
THE STRONACH TRUST
By:	/s/ Frank Stronach
Name: Frank Stronach
Title: Trustee
/s/ Belinda Stronach
Name: Belinda Stronach
Title: Trustee

____________________________________
(Print Name of Initiating Shareholder)

____________________________________
(Signature of Initiating Shareholder or Authorized Signatory)

____________________________________
(Print Name and Title)

Page 37 of 41 Pages

DATED the 31st day of January, 2011

FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
FARALLON CAPITAL (AM) INVESTORS, L.P.

                                                                BY:  FARALLON PARTNERS, L.L.C.,
                                                                        THEIR GENERAL PARTNER

                                                                By:  /s/ Daniel J. Hirsch
                                                                        Name:  Daniel J. Hirsch
                                                                       Title:  Managing Member

SHAREHOLDER	CLASS A SHARES HELD
FARALLON CAPITAL PARTNERS, L.P.	483,630
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.	375,575
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.	39,400
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.	1,479,438
FARALLON CAPITAL (AM) INVESTORS, L.P.	41,073

No Class B Shares held.

Page 38 of 41 Pages

EXHIBIT 17
to
SCHEDULE 13D
RELEASE
Reference is hereby made to the Arrangement Agreement (the "Agreement") made the  31st day of January, 2011 by and between MI Developments Inc. (“MID”), 4455327 Ontario Limited (“445”) and The Stronach Trust (the “Trust”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Agreement.

Whereas certain shareholders of MID have expressed disagreement in the past with respect to the management of MID and the conduct of its directors and officers and have asserted wrongdoing by MID and its directors and officers including assertions of intentional wrongdoing including fraud and those shareholders have asserted that MID can or ought to bring a civil action against its current and former directors and officers in respect of the asserted wrongdoing;

And whereas MID and its directors and officers have always maintained that their actions and conduct have been permissible, appropriate and in accordance with any and all duties owed by them

And whereas there have been court and other proceedings which have been commenced in which the propriety of the conduct of MID, current and former directors and officers have been put into issue;

And whereas by the Agreement if closed, it is intended and agreed that any and all claims that have been or could have been brought by the shareholders as against MID and/or its current and former officers and directors and/or its controlling shareholders including, without limitation, those that are or could have been asserted in Action No. CV-10-403595 in the Ontario Superior Court of Justice, as well as those that could have been asserted in the name of MID are to be dismissed on a without costs basis and without any admission of liability;

Parties in Attached Schedule on behalf of itself and on behalf of its affiliates, successors, assigns, directors, officers, trustees and/or legal representatives (collectively in such capacity the "Releasor"), for good and valuable consideration, the receipt and sufficiency of which is hereby irrevocably acknowledged, hereby agrees:

(i) to irrevocably and unconditionally release and forever discharge MID, 445, Frank Stronach and the Trust as well as each of their affiliates, successors, assigns, current directors and officers, former directors and officers, current trustees, former trustees, beneficiaries, shareholders and legal representatives (collectively in such capacity the "Releasees"), of and from all manner of actions, causes of action, suits, penalties, demands, debts, accounts, covenants, contracts, damages and all other claims whatsoever of any nature, character and description, whether contractual, legal or otherwise, whether known or unknown, which the Releasor ever had or now has up to and including the Effective Date, even if discovered after the execution of this Release against any of the Releasees including without limiting the generality of the foregoing, any allegations that any current or former director, current or former officer, current or former trustee, shareholder or beneficiary of MID, 445 and/or the Trust breached any duties, whether contractual, statutory or otherwise, owed to any party by virtue of being
Page 39 of 41 Pages

 a director, officer, trustee, shareholder or beneficiary of MID, 445 and/or the Trust at any time whatsoever up to and including the Effective Date including any claims that are or could have been advanced in Action No. CV-10-403595 in the Ontario Superior Court of Justice (all collectively hereinafter referred to as the “Claim” or “Claims” as the context requires); and

(ii) not to make any Claim of any nature whatsoever or take any proceeding, and hereby renounce thereto, against any other person, firm or corporation who might advance a Claim for contribution or indemnity from the Releasees released hereunder.

The Releasor hereby represents and warrants that it has not commenced, and hereby irrevocably and unconditionally covenants and agrees that it will not commence or pursue any other Claims which it is releasing herein.

The Releasor hereby represents and warrants that it has not assigned to any other person or entity any of the Claims which it is releasing herein.

Nothing in this Release shall be construed as an admission of liability by the Releasees and any such liability is denied.

This Release is binding upon the Releasor and enures to the benefit of the Releasees and their respective affiliates, successors, assigns, current directors and officers, former directors and officers, current trustees, former trustees, beneficiaries, legal representatives and permitted assigns. This Release will be governed by, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

This Release may be signed in counterparts and will be valid and binding even though the parties sign separate copies of it.

This Release may be executed by facsimile and if so executed, shall be legal, valid and binding on any party executing in such a manner.

In witness whereof, this Release has been executed as of the 31st day of January, 2011 and will take effect as of the Effective Date.

Per:	See Attached Schedule
Name:
Title:

Page 40 of 41 Pages

DATED the 31st day of January, 2011

FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
FARALLON CAPITAL (AM) INVESTORS, L.P.

BY:  FARALLON PARTNERS, L.L.C.,
                                                                        THEIR GENERAL PARTNER

                                                                By:  /s/ Daniel J. Hirsch
                                                                        Name:  Daniel J. Hirsch
                                                                       Title:  Managing Member

SHAREHOLDER	CLASS A SHARES HELD
FARALLON CAPITAL PARTNERS, L.P.	483,630
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.	375,575
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.	39,400
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.	1,479,438
FARALLON CAPITAL (AM) INVESTORS, L.P.	41,073

No Class B Shares held.

Page 41 of 41 Pages